Exhibit 99.1

VOTING RESULTS REPORT

Pursuant to Section 11.3 of National Instrument 51-102

OF

MOUNTAIN PROVINCE DIAMONDS INC.

(the “Corporation”)

The Corporation reports that the following matters were voted upon by the Shareholders of the Corporation at the Annual General & Special Meeting of the Corporation held at 11:00 a.m. on September 9, 2020 (the “Meeting”):

1.	The number of directors of the Corporation was set at seven.
2.	The following directors were elected at the Meeting: Jonathan Comerford Stuart Brown Dean Chambers Brett Desmond Karen Goracke Tom Peregoodoff Ken Robertson
3.	KPMG LLP were re-appointed as auditor of the Corporation.

4.	The Corporation’s Long-Term Equity Incentive Plan together with all unallocated options, rights and other entitlements thereunder were re-approved by a majority of shareholders.